THE X POT ROWLAND HEIGHTS LLC

Profit and Loss

January - December 2022

	TOTAL
Income	
*Sales	8,933,952.08
POS Variance	-130,076.28
Refund/Chargeback	-257.85
Total *Sales	**8,803,617.95**
Return/Dispute	-25,171.44
Unpaid Charge	-578.22
Total Income	**$8,777,868.29**
Cost of Goods Sold	
Cost of goods sold. (deleted)	
Emergency Grocery purchase (deleted)	0.00
Freight in - COGS (deleted)	354.00
Total Cost of goods sold. (deleted)	**354.00**
Food & Beverage	2,499,612.13
Local Purchase	40,671.78
168 Market	4,057.25
99 Ranch	68,317.32
Costco	25,613.74
Galleria Foods Wholesale	29,517.54
La Produce	8,225.00
Other market	3,484.79
Stater Bros	419.27
Total Local Purchase	**180,306.69**
Total Cost of Goods Sold	**$2,680,272.82**
GROSS PROFIT	**$6,097,595.47**
Expenses	
Advertising & marketing	217.00
Listing fees	2,500.00
Marketing Expense	
Nu Media	120,259.65
Tic Tok	10,000.00
Total Marketing Expense	**130,259.65**
Professional Photography	2,619.99
Website ads	2,555.17
WeChat	1,020.00
Total Advertising & marketing	**139,171.81**
Auto Expense	
Gas	1,606.68
Repair	80.00
Total Auto Expense	**1,686.68**

THE X POT ROWLAND HEIGHTS LLC

Profit and Loss

January - December 2022

	TOTAL
clearing	0.00
Commissions & fees	1,724.00
Contract labor	27,440.28
Depreciation	42,658.00
Employee Reimbursement	21,175.00
Chuan Liu	1,228.43
Petty Cash	4,956.19
Total Employee Reimbursement	**27,359.62**
Equipment rental	231.71
General business expenses	
Bank fees & service charges	999.38
Business licenses	7,162.00
Finger Printing Service	114.17
Liquor License	2,721.00
Total Business licenses	**9,997.17**
Memberships & subscriptions	95.00
Recruiting	45.00
Uniforms	12,552.00
Total General business expenses	**23,688.55**
Insurance	49,530.97
Liability insurance	2,535.00
Total Insurance	**52,065.97**
Laundry & Linen	28,519.19
Legal & accounting services	1,545.00
Accounting fees	15,600.00
Legal fees	6,100.00
Total Legal & accounting services	**23,245.00**
Management Compensation	440,132.62
Previous Month Variance	-797.65
Total Management Compensation	**439,334.97**
Meals	
Meals with clients	217.57
Team meals	425.00
Total Meals	**642.57**
Merchant account fees	281,616.25
Office expenses	65.46
Office supplies	839.50
Printing & photocopying	27,000.90
Shipping & postage	767.90
Software & apps	8,462.51
Total Office expenses	**37,136.27**

THE X POT ROWLAND HEIGHTS LLC

Profit and Loss

January - December 2022

	TOTAL
Payroll expenses	
Annual Bonus	37,641.11
Health insurance & accident plans	2,757.77
Payroll taxes	
EDD UI Tax	41,341.07
Employee Training Tax (CA)	943.60
FICA	282,413.77
FUTA	5,674.23
Total Payroll taxes	**330,372.67**
Salaries & wages	2,447,634.03
Sick Pay	1,060.00
Total Salaries & wages	**2,448,694.03**
Total Payroll expenses	**2,819,465.58**
Rent	22,570.40
Employee Housing	13,600.00
Premises (leasing space)	554,016.40
Total Rent	**590,186.80**
Repairs & maintenance	
Cleaning	86,922.27
HVAC	1,295.00
Installation	10,540.00
Pest Control	1,725.56
Plumbing	4,029.80
Repair restaurant	39,033.17
Waste management	5,517.39
Water Filteration	1,158.00
Total Repairs & maintenance	**150,221.19**
Restaurant Decoration	350.40
Security Alarm	2,489.16
Serving Robotic service	1,089.53
Shipping, Freight & Delivery	2,931.86
Moving	4,400.00
Total Shipping, Freight & Delivery	**7,331.86**
Small equipment & furnitures	6,653.24
Special Event & Entertainment promotions	6,357.00
Supplies	-85.41
Kitchen Supply	25,498.26
Personal Protection Equipments	1,677.85

THE X POT ROWLAND HEIGHTS LLC

Profit and Loss

January - December 2022

	TOTAL
Restaurant Supplies	41,407.18
Action Sales	3,276.24
Amazon	10,247.92
Other restaurant supplies	10,182.58
Restaurant Depot	28,758.44
Supplies & materials - COGS	9,647.06
Total Restaurant Supplies	**103,519.42**
Supplies & materials	8,637.24
Total Supplies	**139,247.36**
Taxes paid	
California State Sales Tax To Remit	0.00
Total Taxes paid	**0.00**
Temporary Staffing	6,180.64
Travel	3,789.13
Airfare	2,148.30
Hotels	1,095.82
Taxis or shared rides	55.03
Total Travel	**7,088.28**
Utilities	
Disposal & waste fees	5,540.55
Electricity	122,052.94
Gas	33,757.83
Internet & TV services	2,164.75
TV & Networking	8,430.40
Total Internet & TV services	**10,595.15**
Water & sewer	21,709.19
Total Utilities	**193,655.66**
Vehicle expenses	
Vehicle repairs	161.35
Total Vehicle expenses	**161.35**
Total Expenses	**$5,056,998.92**
NET OPERATING INCOME	**$1,040,596.55**
Other Expenses	
Amortization expenses	2,588.00
ask accoutant	0.00
FRAUD	1,100.25
Total Other Expenses	**$3,688.25**
NET OTHER INCOME	**$ -3,688.25**
NET INCOME	**$1,036,908.30**

THE X POT ROWLAND HEIGHTS LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	36,385.75
Checking 0275 (NEW)	238,734.67
Checking 0802 [CLOSED 12/28/2022]	0.00
Total Bank Accounts	**$275,120.42**
Accounts Receivable	
Accounts Receivable (A/R)	105,231.06
Delivery sales receivable	451.72
Total Accounts Receivable	**$105,682.78**
Other Current Assets	
Inventory	0.00
Food	228,555.58
Total Inventory	**228,555.58**
Loans to others	55.81
Loans to partners	42.26
Prepaid expenses	0.00
Prepaid Rent	0.00
Total Other Current Assets	**$228,653.65**
Total Current Assets	**$609,456.85**
Fixed Assets	
Accumulated amortization	-2,588.00
Accumulated depreciation	-146,906.10
Automobile	0.00
2022	9,500.00
Total Automobile	**9,500.00**
Furniture & fixtures	0.00
2021	43,400.00
Total Furniture & fixtures	**43,400.00**
Signage	0.00
2021	17,023.39
2022	7,800.00
Total Signage	**24,823.39**

THE X POT ROWLAND HEIGHTS LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Tenant Improvement	0.00
2021	128,683.89
2022	16,250.00
Total Tenant Improvement	**144,933.89**
Tools, machinery, and equipment	0.00
Dash Robotics	6,537.18
Kitchen Equipment	0.00
2021	27,885.09
2022	4,671.43
Total Kitchen Equipment	**32,556.52**
Serving Robots	5,371.62
Stage Speaker	0.00
2021	9,500.00
Total Stage Speaker	**9,500.00**
Total Tools, machinery, and equipment	**53,965.32**
Total Fixed Assets	**$127,128.50**
Other Assets	
Affiliated due from	0.00
Little Lamb Las Vegas	7,348.15
X Pot Chicago	7,802.79
X-Pot Vegas	8,946.14
Total Affiliated due from	**24,097.08**
Liquor License Purchase	93,180.00
Total Other Assets	**$117,277.08**
TOTAL ASSETS	**$853,862.43**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	**29,651.85**
Total Accounts Payable	**$29,651.85**
Credit Cards	
Chase Credit 0498	26,502.70
Total Credit Cards	**$26,502.70**
Other Current Liabilities	
Customer prepayments	28,515.97
Employee tips payables	92,112.09
Gift Card	0.00
Payroll wages and tax to pay	0.00
Payroll tax to pay	18,596.72
Wages to pay	34,797.53

THE X POT ROWLAND HEIGHTS LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Total Payroll wages and tax to pay	**53,394.25**
Sales tax to pay	85,923.68
Total Other Current Liabilities	**$259,945.99**
Total Current Liabilities	**$316,100.54**
Long-Term Liabilities	
Affiliated due to	0.00
X POT Vegas	1,180.00
Total Affiliated due to	**1,180.00**
Long-term loans from partners	0.00
Total Long-Term Liabilities	**$1,180.00**
Total Liabilities	**$317,280.54**
Equity	
Partner distributions	-1,003,672.05
Partner investments	760,263.00
Retained Earnings	-205,787.37
Net Income	985,778.31
Total Equity	**$536,581.89**
TOTAL LIABILITIES AND EQUITY	**$853,862.43**

Note

THIS REPORT DOES NOT PROVIDE ASSURANCE. ONLY FOR MANAGEMENT'S USE.

THE X POT ROWLAND HEIGHTS LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	1,036,908.30
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-38,819.76
Delivery sales receivable	-451.72
Inventory:Food	-51,320.31
Loans to others	-25,055.81
Prepaid expenses	11,649.44
Prepaid Rent	0.00
Accumulated depreciation	42,658.00
Automobile:2022	-9,500.00
Tools, machinery, and equipment:Kitchen Equipment:2022	-4,671.43
Accounts Payable (A/P)	-54,099.78
Accounts Payable (A/P):Food & Beverage	446,849.48
Accounts Payable (A/P):Food & Beverage:Beverage:Chubby Cattle International	-15,582.81
Accounts Payable (A/P):Food & Beverage:Food	-24,454.33
Accounts Payable (A/P):Food & Beverage:Food:Bao Lee Trading LLC	-3,686.50
Accounts Payable (A/P):Food & Beverage:Food:C.R.X. GROUP INC	-4,920.00
Accounts Payable (A/P):Food & Beverage:Food:China Town Retail LLC	-28,067.82
Accounts Payable (A/P):Food & Beverage:Food:CHUBBY CATTLE INTL	-234,590.91
Accounts Payable (A/P):Food & Beverage:Food:Cypress International Trading	-51,331.27
Accounts Payable (A/P):Food & Beverage:Food:FRESH FOOD COMPANY	-15,831.39
Accounts Payable (A/P):Food & Beverage:Food:GALAXY GLOBAL INTERNATIONAL	-2,712.30
Accounts Payable (A/P):Food & Beverage:Food:HING LEE FARM MARKET	-2,228.65
Accounts Payable (A/P):Food & Beverage:Food:JFC INTERNATIONAL	-647.22
Accounts Payable (A/P):Food & Beverage:Food:KINGFISHER TRADING CO INC	-16,617.25
Accounts Payable (A/P):Food & Beverage:Food:MUTUAL TRADING CO	-26,862.40
Accounts Payable (A/P):Food & Beverage:Food:NEW ASIA FSE INC	-1,284.87
Accounts Payable (A/P):Food & Beverage:Food:OCM GLOBE INC	-1,266.00
Accounts Payable (A/P):Food & Beverage:Food:RIVERA FOOD SERVICE INC	-8,724.94
Accounts Payable (A/P):Food & Beverage:Food:SHENG TAI CO INC	-66,494.45
Accounts Payable (A/P):Food & Beverage:Food:SSC INTERNATIONAL INC	-1,065.15
Accounts Payable (A/P):Food & Beverage:Food:WYZEN FOODS INC	-950.00
Accounts Payable (A/P):Food & Beverage:Food:XJ INTERNATIONAL MANAGEMENT LLC	-20,202.18
Accounts Payable (A/P):Food & Beverage:Food:XTRA SWEET	-1,860.00
Accounts Payable (A/P):Management Compensation (Chubby Cattle Int)	-4,563.88
Accounts Payable (A/P):Marketing Fee (Nu Media)	-6,471.78
Chase Credit 0498	4,208.81
Affiliated Company due to:Spice World Las Vegas	13,247.18
Customer prepayments	28,515.97
Employee tips payables	92,112.09
Gift Card	-692.61
Payroll wages and tax to pay:Payroll tax to pay	5,970.65
Payroll wages and tax to pay:Wages to pay	27,569.09
Sales tax to pay	26,130.69

THE X POT ROWLAND HEIGHTS LLC

Statement of Cash Flows

January - December 2022

	TOTAL
Long-term loans from partners	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-26,116.12**
Net cash provided by operating activities	**$1,010,792.18**
INVESTING ACTIVITIES	
Signage:2022	-7,800.00
Tenant Improvement:2022	-16,250.00
Tools, machinery, and equipment:Dash Robotics	-6,537.18
Affiliated company due from:Little Lamb Las Vegas	2,028.95
Affiliated company due from:X Pot Chicago	12,435.31
Affiliated company due from:X-Pot Vegas	71,362.19
Intangible Asset:Accumulated amortization	2,588.00
Intangible Asset:Liquor License Purchase	-93,180.00
Loans to partners	-42.26
Net cash provided by investing activities	**$ -35,394.99**
FINANCING ACTIVITIES	
Partner distributions:Angel Global	-67,447.75
Partner distributions:Chubby Cattle International	-371,612.55
Partner distributions:Crystal Thai	-22,714.90
Partner distributions:Garrick Liang	-60,127.05
Partner distributions:Haowei Global LLC	-56,787.26
Partner distributions:JZ REAL ESTATE	-395.00
Partner distributions:Karsten Tse	-11,453.55
Partner distributions:Partner 3	-7,750.00
Partner distributions:Phong Vang Vo	-56,787.26
Partner distributions:Ren Capital	-12,025.39
Partner distributions:RH Construction & Design Inc	-84,177.87
Partner distributions:Shixian Zhao	-143,925.16
Partner distributions:xiaoxiang wang	-28,620.78
Partner distributions:XJ International Management LLC	-34,072.35
Partner investments:Accumulated Adjustment	513.00
Partner investments:Chubby Cattle International	-13,247.18
Partner investments:NXT GROUP LLC	700.00
Net cash provided by financing activities	**$ -969,931.05**
NET CASH INCREASE FOR PERIOD	**$5,466.14**
Cash at beginning of period	269,654.28
CASH AT END OF PERIOD	**$275,120.42**